Exhibit 23(b)(3)

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Registration Statement of Corning Clinical Laboratories Inc. on Form S-8 of our report dated February 28, 1994, appearing in the Registration Statement on Form 10 of Corning Clinical Laboratories Inc. relating to the consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1993 of Nichols Institute (not presented separately therein) which report includes explanatory paragraphs related to uncertainties as to an investigation by the Office of the Inspector General of the Department of Health and Human Services and substantial doubt as to the Company's ability to continue as a going concern.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Costa Mesa, California

November 27, 1996